SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

The Company hereby informs its shareholders and the market in general that received, on June 08, 2016, the Official Letter of the Comissão de Valores Mobiliários ("CVM") No. 251/2016/CVM/SEP/GEA-1, requesting clarification about the news published by the newspaper O Estado de São Paulo, Economy & Business section, under the heading "Eletrobras will receive financial support of R$ 5 billion" as transcribed at the end of this notice.

In response to the Office in question, the Company clarifies the following:

1. The subject matter has already been mentioned in Market Announcement on December 29 2015, January 13, 2016 and January 22, 2016, with the latter informed that have been removed from the agenda at the request of the controlling-shareholder Federal Government, the matters set forth in the notice of the 164th EGM, related to the extension of the concession agreements of the subsidiaries Companhia Energetica do Piaui - CEPISA; Companhia Energetica de Alagoas - Ceal; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia S.A., hereinafter referred to as "distributors" as well as items related to the privatization of these distribution companies and increase in its social capital directly by the Federal Government while not occurred the referred denationalization, and those distributors requested on 28 December 2015, the extension of the deadline for signature of the addendum to the concession contracts under Provisional Measure 706 of 28 December 2015, if such extension may be resolved in a new Extraordinary General Meeting of Eletrobras to be convened;

2. The Administration proposal disclosed to 164th AGE presented the opinion of management related to the scenarios linked to the extension or not of the concessions of these distribution companies, and indicated the need for capital investments in distribution companies, of R$ 7 billion in 2016, so that these distributors could meet the targets set by ANEEL in the event of renewal of their concessions;

3. The Administration proposal mentioned above brought also the proposal for the capital increase of such distributors, necessary to meet the ANEEL's goals for renewal of concessions, were made directly by the Federal Government in distribution companies by assignment of preemptive rights by Eletrobras, observing the rules established in the applicable legislation, especially Law 6,404/76;

MARKET ANNOUNCEMENT

4. With the withdrawal from the agenda of matter in the 164th EGM, a new General Meeting of Shareholders shall be convened within the period established by Provisional Measure 706/2015, to resolve on the matter;

5. In view of the above, there is no new fact that should be disclosed to the market, since the information on the subject has been previously disclosed by the Company, through the appropriate channels.

Rio de Janeiro, June 8 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free translation Oficial Letter CVM 251/2016/CVM/SEP/GEA-1

Subject: Request clarification on news.

                                                               Dear Sir

1.   We refer to the news published today in the newspaper O Estado de São Paulo, Economy & Business section, under the heading "Eletrobras will receive financial support of R$ 5 billion" in which are contained the following statements:

After months of uncertainty about the financial support of the government to Eletrobras, the Acting Minister of Planning, Dyogo Oliveira, confirmed on Tuesday 7, the 2016 budget considers a capitalization of R$ 5 billion to the state company. In the original budget law (LOA) was planned an investment of up to R$ 6 billion to the state company, an amount that had been reduced to only R$ 1 billion in multiple operations made by the government in February and March.

2.     In view of the above, we determined that you clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons not understood it is a relevant fact, as well as comment other information deemed important on the subject.

3. This information must take place through the Empresa.NET System, category: Notice to the Market, type: Clarifications queries CVM / BOVESPA, subject: News disclosed in the media, which should include a transcript of this Official Letter.

4. We warn that the Superintendence of Corporate Relations, in exercise of its legal duties and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, will apply punitive fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for noncompliance with the requirement contained in this letter, within one (1) business day from the date of knowledge of the content of this Oficial Letter sent by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.